Exhibit 99.1

SDRL – Expiration of Tender Offer for 12.0% Senior Secured Notes due 2025

Hamilton, Bermuda, April 9, 2019—Seadrill Limited (the “Company”) announces the expiration of the cash tender offer for up to $311.1 million in aggregate principal amount of its 12.0% Senior Secured Notes due 2025 (the “Notes”) pursuant to an offer to purchase, dated March 12, 2019.

The tender offer expired at 11:59 p.m., New York City time, on April 8, 2019 (the “Expiration Time”). Approximately $757.1 million in aggregate principal amount of the Notes, or approximately 98.5% of the amount outstanding, were validly tendered and not validly withdrawn. Of this amount, $311.1 million in aggregate principal amount of the Notes will be purchased at a price of 107 plus accrued and unpaid interest up to, but not including, the settlement date, which is expected to be on or about April 10, 2019.

Upon the settlement of the tender offer, the amendments to the indenture related to the Notes announced on March 11, 2019 will become effective and approximately $457.7 million in aggregate principal amount of Notes will remain outstanding and held by third parties.

The Company retained Morgan Stanley & Co. LLC to act as the sole dealer manager for the tender offer and D.F. King & Co., Inc. to act as information agent and tender agent for the tender offer.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2018 Annual Report on Form 20-F (File No. 333-224459) and other filings made with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.